File No. 812-14619

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF THE APPLICATION OF

NUVEEN FUND ADVISORS, LLC

NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES FUND

NUVEEN AMT-FREE MUNICIPAL INCOME FUND

NUVEEN AMT-FREE MUNICIPAL VALUE FUND

NUVEEN ARIZONA PREMIUM INCOME MUNICIPAL FUND

NUVEEN BUILD AMERICA BOND FUND

NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND

NUVEEN CALIFORNIA AMT-FREE MUNICIPAL INCOME FUND

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 3

NUVEEN CALIFORNIA MUNICIPAL VALUE FUND 2

NUVEEN CALIFORNIA MUNICIPAL VALUE FUND, INC.

NUVEEN CALIFORNIA SELECT TAX-FREE INCOME PORTFOLIO

NUVEEN CONNECTICUT PREMIUM INCOME MUNICIPAL FUND

NUVEEN CORE EQUITY ALPHA FUND

NUVEEN CREDIT STRATEGIES INCOME FUND

NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN DOW 30SM DYNAMIC OVERWRITE FUND

NUVEEN ENERGY MLP TOTAL RETURN FUND

NUVEEN ENHANCED AMT-FREE MUNICIPAL CREDIT OPPORTUNITIES FUND

NUVEEN ENHANCED MUNICIPAL CREDIT OPPORTUNITIES FUND

NUVEEN ENHANCED MUNICIPAL VALUE FUND

NUVEEN FLEXIBLE INVESTMENT INCOME FUND

NUVEEN FLOATING RATE INCOME FUND

NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND

NUVEEN GEORGIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

NUVEEN GLOBAL HIGH INCOME FUND

NUVEEN GLOBAL EQUITY INCOME FUND

NUVEEN HIGH INCOME 2020 TARGET TERM FUND

NUVEEN HIGH INCOME DECEMBER 2018 TARGET TERM FUND

NUVEEN HIGH INCOME DECEMBER 2019 TARGET TERM FUND

NUVEEN INTERMEDIATE DURATION MUNICIPAL TERM FUND

NUVEEN INTERMEDIATE DURATION QUALITY MUNICIPAL TERM FUND

NUVEEN INVESTMENT FUNDS, INC.

NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC.

NUVEEN INVESTMENT TRUST

NUVEEN INVESTMENT TRUST II

NUVEEN INVESTMENT TRUST III

NUVEEN INVESTMENT TRUST V

NUVEEN MANAGED ACCOUNTS PORTFOLIOS TRUST

NUVEEN MARYLAND PREMIUM INCOME MUNICIPAL FUND

NUVEEN MASSACHUSETTS PREMIUM INCOME MUNICIPAL FUND

NUVEEN MICHIGAN QUALITY INCOME MUNICIPAL FUND

NUVEEN MINNESOTA MUNICIPAL INCOME FUND

NUVEEN MISSOURI PREMIUM INCOME MUNICIPAL FUND

NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

NUVEEN MULTI-MARKET INCOME FUND

NUVEEN MULTISTATE TRUST I

NUVEEN MULTISTATE TRUST II

NUVEEN MULTISTATE TRUST III

NUVEEN MULTISTATE TRUST IV

NUVEEN MUNICIPAL 2021 TARGET TERM FUND

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

NUVEEN MUNICIPAL INCOME FUND, INC.

NUVEEN MUNICIPAL MARKET OPPORTUNITY FUND, INC.

NUVEEN MUNICIPAL TRUST

NUVEEN MUNICIPAL VALUE FUND, INC.

NUVEEN NASDAQ 100 DYNAMIC OVERWRITE FUND

NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN NEW JERSEY MUNICIPAL VALUE FUND

NUVEEN NEW YORK AMT-FREE MUNICIPAL INCOME FUND

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN NEW YORK MUNICIPAL VALUE FUND 2

NUVEEN NEW YORK MUNICIPAL VALUE FUND, INC.

NUVEEN NEW YORK SELECT TAX-FREE INCOME PORTFOLIO

NUVEEN NORTH CAROLINA PREMIUM INCOME MUNICIPAL FUND

NUVEEN OHIO QUALITY INCOME MUNICIPAL FUND

NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND

NUVEEN PENNSYLVANIA MUNICIPAL VALUE FUND

NUVEEN PERFORMANCE PLUS MUNICIPAL FUND, INC.

NUVEEN PREFERRED AND INCOME TERM FUND

NUVEEN PREFERRED INCOME OPPORTUNITIES FUND

NUVEEN PREFERRED SECURITIES INCOME FUND

NUVEEN PREMIER MUNICIPAL INCOME FUND, INC.

NUVEEN PREMIUM INCOME MUNICIPAL FUND, INC.

NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC.

NUVEEN REAL ASSET INCOME AND GROWTH FUND

NUVEEN REAL ESTATE INCOME FUND

NUVEEN S&P 500 BUY-WRITE INCOME FUND

NUVEEN S&P 500 DYNAMIC OVERWRITE FUND

NUVEEN SELECT MATURITIES MUNICIPAL FUND

NUVEEN SELECT QUALITY MUNICIPAL FUND, INC.

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 2

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 3

NUVEEN SENIOR INCOME FUND

NUVEEN SHORT DURATION CREDIT OPPORTUNITIES FUND

NUVEEN STRATEGY FUNDS, INC.

NUVEEN TAX-ADVANTAGED DIVIDEND GROWTH FUND

NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND

NUVEEN TEXAS QUALITY INCOME MUNICIPAL FUND

NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND

DIVERSIFIED REAL ASSET INCOME FUND

AMENDED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

Please send all communications, notices and orders to:

Thomas S. Harman, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

This Application (including exhibits) consists of 38 pages.

As filed with the Securities and Exchange Commission on July 1, 2016.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

NUVEEN FUND ADVISORS, LLC, NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES FUND, NUVEEN AMT-FREE MUNICIPAL INCOME FUND, NUVEEN AMT-FREE MUNICIPAL VALUE FUND, NUVEEN ARIZONA PREMIUM INCOME MUNICIPAL FUND, NUVEEN BUILD AMERICA BOND FUND, NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND, NUVEEN CALIFORNIA AMT-FREE MUNICIPAL INCOME FUND, NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2, NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 3, NUVEEN CALIFORNIA MUNICIPAL VALUE FUND 2, NUVEEN CALIFORNIA MUNICIPAL VALUE FUND, INC., NUVEEN CALIFORNIA SELECT TAX-FREE INCOME PORTFOLIO, NUVEEN CONNECTICUT PREMIUM INCOME MUNICIPAL FUND, NUVEEN CORE EQUITY ALPHA FUND, NUVEEN CREDIT STRATEGIES INCOME FUND, NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN DOW 30SM DYNAMIC OVERWRITE FUND, NUVEEN ENERGY MLP TOTAL RETURN FUND, NUVEEN ENHANCED AMT-FREE MUNICIPAL CREDIT OPPORTUNITIES FUND, NUVEEN ENHANCED MUNICIPAL CREDIT OPPORTUNITIES FUND, NUVEEN ENHANCED MUNICIPAL VALUE FUND, NUVEEN FLEXIBLE INVESTMENT INCOME FUND, NUVEEN FLOATING RATE INCOME FUND, NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND, NUVEEN GEORGIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2, NUVEEN GLOBAL HIGH INCOME FUND, NUVEEN GLOBAL EQUITY INCOME FUND, NUVEEN HIGH INCOME 2020 TARGET TERM FUND, NUVEEN HIGH INCOME DECEMBER 2018 TARGET TERM FUND, NUVEEN HIGH

AMENDED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

INCOME DECEMBER 2019 TARGET TERM FUND, NUVEEN INTERMEDIATE DURATION MUNICIPAL TERM FUND, NUVEEN INTERMEDIATE DURATION QUALITY MUNICIPAL TERM FUND, NUVEEN INVESTMENT FUNDS, INC., NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC., NUVEEN INVESTMENT TRUST, NUVEEN INVESTMENT TRUST II, NUVEEN INVESTMENT TRUST III, NUVEEN INVESTMENT TRUST V, NUVEEN MANAGED ACCOUNTS PORTFOLIOS TRUST, NUVEEN MARYLAND PREMIUM INCOME MUNICIPAL FUND, NUVEEN MASSACHUSETTS PREMIUM INCOME MUNICIPAL FUND, NUVEEN MICHIGAN QUALITY INCOME MUNICIPAL FUND, NUVEEN MINNESOTA MUNICIPAL INCOME FUND, NUVEEN MISSOURI PREMIUM INCOME MUNICIPAL FUND, NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2, NUVEEN MORTGAGE OPPORTUNITY TERM FUND, NUVEEN MULTI-MARKET INCOME FUND, NUVEEN MULTISTATE TRUST I, NUVEEN MULTISTATE TRUST II, NUVEEN MULTISTATE TRUST III, NUVEEN MULTISTATE TRUST IV, NUVEEN MUNICIPAL 2021 TARGET TERM FUND, NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND, NUVEEN MUNICIPAL INCOME FUND, INC., NUVEEN MUNICIPAL MARKET OPPORTUNITY FUND, INC., NUVEEN MUNICIPAL TRUST, NUVEEN MUNICIPAL VALUE FUND, INC., NUVEEN NASDAQ 100 DYNAMIC OVERWRITE FUND, NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN NEW JERSEY MUNICIPAL VALUE FUND, NUVEEN NEW YORK AMT-FREE MUNICIPAL INCOME FUND, NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN NEW YORK MUNICIPAL VALUE FUND 2, NUVEEN NEW YORK MUNICIPAL VALUE FUND, INC., NUVEEN NEW YORK SELECT TAX-FREE INCOME PORTFOLIO, NUVEEN NORTH CAROLINA PREMIUM INCOME MUNICIPAL FUND, NUVEEN OHIO QUALITY INCOME MUNICIPAL FUND, NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND, NUVEEN PENNSYLVANIA MUNICIPAL VALUE FUND,

NUVEEN PERFORMANCE PLUS MUNICIPAL FUND, INC., NUVEEN PREFERRED AND INCOME TERM FUND, NUVEEN PREFERRED INCOME OPPORTUNITIES FUND, NUVEEN PREFERRED SECURITIES INCOME FUND, NUVEEN PREMIER MUNICIPAL INCOME FUND, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC., NUVEEN REAL ASSET INCOME AND GROWTH FUND, NUVEEN REAL ESTATE INCOME FUND, NUVEEN S&P 500 BUY-WRITE INCOME FUND, NUVEEN S&P 500 DYNAMIC OVERWRITE FUND, NUVEEN SELECT MATURITIES MUNICIPAL FUND, NUVEEN SELECT QUALITY MUNICIPAL FUND, INC., NUVEEN SELECT TAX-FREE INCOME PORTFOLIO, NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 2, NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 3, NUVEEN SENIOR INCOME FUND, NUVEEN SHORT DURATION CREDIT OPPORTUNITIES FUND, NUVEEN STRATEGY FUNDS, INC., NUVEEN TAX-ADVANTAGED DIVIDEND GROWTH FUND, NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND, NUVEEN TEXAS QUALITY INCOME MUNICIPAL FUND, NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND and DIVERSIFIED REAL ASSET INCOME FUND

333 West Wacker Drive

Chicago, Illinois 60606

File No. 812-14619

I. STATEMENT OF FACTS

Each investment company listed in Exhibit A-1 to this application, each a registered open-end management investment company, on its own behalf and on behalf of its respective underlying series, or a registered closed-end management investment company, and any registered open-end or closed-end management investment company, or series thereof, that may be advised by Nuveen Fund Advisors, LLC (the “Adviser”) in the future, hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”). Each investment company, as indicated on Exhibit A-1, and the Adviser are referred to herein as an “Applicant”, and collectively, the “Applicants.” The Applicants request that the order apply to the Applicants and to any existing or future registered open-end or closed-end management investment company, or series thereof, for which the Adviser or any successor1 thereto or an investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser or any successor thereto serves as investment adviser (each such investment adviser entity being included in the term “Adviser,” and each such investment company or series thereof, a “Fund” and collectively the “Funds”).2 None of the Funds are, or will be, money market funds that comply with Rule 2a-7 under the 1940 Act. All Funds that currently intend to rely on the requested order have been named as Applicants and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.

II. INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “InterFund Program”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Funds that have uninvested cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[1]	For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]

Certain of the Funds are, or may be, closed-end management investment companies registered under the 1940 Act. Although these closed-end Funds are applying for relief hereunder, they will not participate as borrowers because such Funds rarely, if ever, need to borrow cash to meet redemptions. In addition, for purposes of the requested order, the term “Adviser” does not include Teachers Advisors, Inc. and the term “Funds” does not include any registered investment companies for which Teachers Advisors, Inc. serves as investment adviser.

III. BACKGROUND

A.	The Applicants

Each investment company, as indicated on Exhibit A-1, is organized as a business trust or corporation under the laws of Massachusetts, Maryland or Minnesota and is registered with the Commission under the 1940 Act as an open-end or closed-end management investment company.3 Each investment company has issued shares of one or more Funds with its own distinct investment objectives, policies and restrictions. Each open-end investment company has issued one or more series, each such series deemed to be a Fund. The Board of Trustees of each open-end investment company has the authority to create additional series and may do so from time-to-time. Each closed-end investment company has issued a single series of common shares constituting a single Fund. Certain of the closed-end investment companies issue only common shares while others issue both common and preferred shares. Each Fund is registered with the Commission under the 1940 Act as an open-end or closed-end management investment company. Each open-end Fund currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act”). The Adviser is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a direct, wholly-owned subsidiary of Nuveen Investments, Inc., an indirect subsidiary of TIAA-CREF. As of March 31, 2016, the Adviser acts as investment adviser to 198 registered investment companies or series thereof. The Adviser has approximately $123.1 billion in assets under management as of March 31, 2016. Any Adviser that serves as investment adviser to an Applicant will be registered as an investment adviser under the Advisers Act.

The Adviser will serve as manager to each Fund, and to the extent applicable, oversee the activities of all sub-advisers to the Funds (the “Sub-advisers”). Each Sub-adviser will perform its work pursuant to a sub-advisory agreement, and will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the Adviser. Every Sub-adviser will be registered as an investment adviser under the Advisers Act or not subject to registration.

While most available cash is invested in money market securities or repurchase agreements, the Funds may, from time to time, also benefit from custodian offsets granted by their custodian bank with respect to cash positions that arise late in a day (when money markets are effectively closed or offer very limited investment opportunities). The custodian bank may, from time to time, grant these offsets in consideration of the Funds permitting it to utilize such late day cash positions under agreed to arrangements (such agreed to arrangements may include deposits held at the bank in non-interest bearing accounts in exchange for custodian offsets). Custodian offsets would be analogous to short term investments made by the Funds to the extent that custodian offsets reduce expenses that the Funds would otherwise pay and therefore, in such circumstance, potentially increase net income available for distribution to shareholders of the Funds.

[3]

Certain investment companies indicated on Exhibit A-1 have wholly-owned subsidiaries that are organized under the laws of countries other than the United States. These wholly-owned subsidiaries are not included as Applicants as they are not registered with the Commission under the 1940 Act.

To the extent Funds participate as potential borrowers and/or lenders in the InterFund Program, each such Fund’s fundamental and non-fundamental policies permit, or will permit, borrowing and/or lending, as applicable. The amount of permitted temporary borrowings varies with each individual Fund or series thereof, but in no case exceeds the amount permitted under the 1940 Act (including the rules, regulations and any orders obtained thereunder).

Subject to the general oversight of the Board of Trustees, Board of Directors or other governing body of each Fund, as applicable (each a “Board”), the Adviser and, to the extent applicable, a Fund’s Sub-adviser has the discretion to purchase and sell securities and manage the short-term cash positions for the Funds in accordance with their investment policies, objectives, and strategies.

B.	Current Lending and Borrowing Practices

At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term money market instruments. At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes. Certain Funds may borrow for investment purposes; however, such Funds will not borrow from the InterFund Program for the purposes of leverage.

Certain Funds4 are parties to a committed, unsecured 364-day, $2.53 billion revolving credit facility with a group of lenders, which facility terminates on July 28, 2016, unless otherwise extended or renewed (the “Committed Credit Facility”), to meet unanticipated temporary cash needs or excessive redemption requests. Certain Funds5 have also entered into an uncommitted, unsecured $150 million revolving credit facility (the “Uncommitted Credit Facility”, and together with the Committed Credit Facility, the “Credit Facilities”). The amount of borrowing under the Credit Facilities is limited by the terms specified in each Credit Facility, and/or other policies of the applicable Fund and Section 18 of the 1940 Act. Each Fund that is a party to the Committed Credit Facility pays its share of upfront fees and commitment fees on the aggregate commitment amount in the same proportion as the Fund’s proportional share of the Facility’s capacity, which in turn is determined by the Fund Board, in consultation with the Adviser, and is based on an assessment of a number of factors, most importantly each Fund’s net assets6, and if a Fund borrows pursuant to either Credit Facility, the Fund pays interest on any borrowing at a variable rate.

[4]	The open-end Funds (except for Nuveen Gresham Diversified Commodity Strategy Fund and Nuveen Gresham Long/Short Commodity Strategy Fund) and the municipal closed-end Funds.
[5]	The open-end Funds and the municipal closed-end Funds.
[6]

At present, the other factors (in addition to each Fund’s net assets) that the Board may take into account, in consultation with or upon the recommendation of the Adviser, in allocating the capacity of the Committed Credit Facility, include the following:

•	The organizational structure of the funds (i.e., open-end fund versus closed-end fund).
•

The nature of the trading markets for the security types invested in by each Fund, particularly whether the security type is traded in a dealer-based over-the-counter, and if so the degree of depth of the dealer

The Funds do not currently intend to terminate their current borrowing arrangements if the relief requested herein is granted, but expect to renegotiate changes to the size or terms of such arrangements from time to time depending on prevailing conditions. Furthermore, recent changes in regulatory bank capital rules may reduce willingness by banks to continue to provide the Funds with existing credit lines, or may cause banks to offer such credit lines at rates or spreads significantly in excess of current rates. The Funds also have an informal overdraft arrangement with their custodian. Applicants expect that custodian overdrafts will remain available if any order requested by this application is granted.

C.	Consideration by each Fund’s Board and/or the Adviser

Based on a review of the borrowing and lending options available to the Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Board of each Fund has determined that it is prudent to add a new inter-Fund option to borrow money in case of an unexpected volume of redemptions or an unanticipated cash short fall due to settlement failures. Since on any given day some of the Funds may hold significant cash positions, each Fund’s Board has concluded that the ability to lend and borrow between and among the Funds, subject to compliance policies and procedures designed to ensure compliance with the terms and conditions of the requested order, would benefit both the lender and borrower. In addition, Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds that need to borrow the money.

If Funds that experience a cash shortfall were to borrow under the Credit Facility (or another credit facility), they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Funds on investments in repurchase agreements and other coverage of that security type.
•	The actual and/or perceived susceptibility of that trading market to become thin or otherwise present difficulties to sale when the economy or markets become stressed.
•	The extent to which a substantial percentage of the Fund’s portfolio holdings is, or the likelihood that it could become, in default.
•	The extent to which a Fund’s assets are composed, or are expected to be composed in the future, of illiquid or liquid-but-more-difficult-to-liquidate securities.
•	Whether the Fund uses leverage as a principal part of its investment strategy, the degree to which it uses such leverage, and the form which the leverage takes.
•	The degree to which a particular Fund has historically experienced, and/or is expected to experience in the future, shareholder redemptions, particularly in times of economic or market stress.
•

Relevant aspects of a particular Fund’s share ownership, including but not limited to the existence of large shareholders, or of multiple shareholders who have delegated investment decision-making authority to a single decision-maker who might decide to redeem the Fund’s shares in each advisee’s account at the same time.

•	Unusual settlement protocols of the Fund’s portfolio securities, such as the generally extended and unenforceable settlement protocols for senior loans.
•	The opinions of portfolio management teams with regards to the utility of a line of credit for maintaining the integrity of the investment process during times of market turbulence or high flows.

The Board may add to, delete, or amend that list of permissible factors, so long as the resulting set of factors is designed to result in a fair and equitable allocation of capacity among the participating Funds.

short-term money market instruments. The difference between the higher rate paid on a borrowing and what the bank pays to borrow under repurchase agreements or other arrangements represents a source of net revenue to the bank for serving as the intermediary between a borrower and lender and is not attributable to any material difference in the credit quality or risk of such transactions.

D.	The InterFund Program

Under the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each Fund whose policies permit it to do so, to lend money directly to and borrow money directly from other Funds for temporary purposes through the InterFund Program (an “InterFund Loan”). While bank borrowings (including the Credit Facility) and/or custodian overdrafts generally could supply the Funds with a portion of the needed cash to cover unanticipated redemptions and “sales fails” or similar operational needs for cash, under the proposed InterFund Program, a borrowing Fund would pay lower interest rates than those that typically would be payable under short-term loans offered by banks or custodian overdrafts. Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short-term money market instruments of equivalent creditworthiness. Thus, the proposed InterFund Program would benefit both borrowing and lending Funds. Although the proposed InterFund Program would reduce the Funds’ need to borrow from banks or through custodian overdrafts, the Funds would be free to establish and/or continue lines of credit or other borrowing arrangements with banks.

It is anticipated that the InterFund Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate and also operational flexibility at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when a Fund’s shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Fund in connection with the periodic re-balancing of their individual investment portfolios, and that Fund has insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed income instruments). However, redemption requests for the Funds normally are effected on a trade date plus 1 (T + 1) basis – i.e., the day following the trade date.7 The InterFund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the InterFund Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase a security or pay expenses using the proceeds anticipated to be received with respect to securities sold but which have been delayed due to the “sales fail”. In the event of a sales fail, the

[7]

Although a significant amount of redemption requests for the Funds normally are effected on a trade date plus 1 (T + 1) basis, redemption payments can take as long as seven days from receipt of a request in good order and may be delayed further in certain limited circumstances to the extent permitted by law.

custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the InterFund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

The interest rate charged by the lending Funds to borrowing Funds on any InterFund Loan (“InterFund Loan Rate”) would be determined daily, as applicable, by the InterFund Program Team (as defined below) and will consist of the average of (1) the “Repo Rate” and (2) the “Bank Loan Rate,” each as defined below. The “Repo Rate” would be the highest current overnight repurchase agreement rate available to a lending Fund. “Bank Loan Rate” for any day would be calculated by the InterFund Program Team, as defined below, on each day an InterFund Loan is made according to a formula established by each Fund’s Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Funds. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to approval of each Fund’s Board. In addition, each Fund’s Board periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by each Fund’s Board of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would ensure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the Funds’ short-term needs. The InterFund Loan Rate would be the same for all borrowing and lending Funds on a given day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

Certain members of the Adviser’s administrative personnel (other than investment advisory personnel) (the “InterFund Program Team”) will administer the InterFund Program. The InterFund Program Team will consist of employees and officers of the Adviser’s Fund Administration department. This group is responsible for, among other things, projecting available cash balances on any given day, reporting such information to Fund portfolio managers, ensuring accurate calculation of Fund net asset values, and preparing Fund financial statements and other reports. No portfolio manager of any Fund will serve as a member of the InterFund Program Team. Based on information it receives from various sources and without consultation with portfolio managers, each Fund’s custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day. Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a Fund to end a day with a negative cash position. The program’s activities will be monitored by the Funds’ chief compliance officer. An InterFund Loan will be made only if the InterFund Loan will be in the best interest of both the lending and borrowing Funds. The InterFund Loan Rate will never be (i) less favorable to the lending Fund than the Repo Rate or (ii) less favorable to the borrowing Fund than the Bank Loan

Rate. Thus, no InterFund Loan would be made on terms unfavorable to either the lending Fund or the borrowing Fund relative to these measures.

On any day when a Fund needs to borrow money, the InterFund Program Team will consider the cash positions and borrowing needs of all Funds. Under the proposed InterFund Program, the portfolio managers for each participating Fund, who would be employees of the Adviser or the relevant Sub-adviser, as applicable, would have the ability to provide standing instructions to participate daily as a borrower or lender. The InterFund Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. The InterFund Program Team will also consider how much lending revenue each Fund has earned and attempt to allocate lending across all Funds that may make InterFund Loans in an equitable fashion. If there is not enough cash available from lending Funds to meet all borrowing needs of borrowing Funds, the InterFund Program Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.

The InterFund Program Team will allocate borrowing demand and cash available for lending and borrowing among the Funds on what the InterFund Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The InterFund Program Team will make an InterFund Loan in the required amount or for the amount of cash that is available only if the InterFund Loan Rate is more favorable to the lending Fund than the Repo Rate and more favorable to the borrowing Fund than the Bank Loan Rate. To ensure the InterFund Program will not interfere with an investment program, portfolio managers may elect for their Funds not to participate in the InterFund Program for whatever amount of time they believe necessary to complete the investment program. The InterFund Program Team will honor the election, and the Adviser or the applicable Sub-adviser will continue to manage the short-term cash of those Funds opting out of the InterFund Program in accordance with established operating procedures.

Once the InterFund Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the InterFund Program Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

The InterFund Program Team, will (a) monitor the InterFund Loan Rate and other terms and conditions of the InterFund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Program and the InterFund Loan Rate.

The Adviser, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciary as part of its duties under the investment management agreements with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the InterFund Program. This means no Fund will pay any additional fees in connection with the administration of the InterFund Program (i.e., the Funds will not pay: standard pricing, record keeping, book-keeping or accounting fees in connection with the InterFund Program). The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by each Fund’s Board, including a majority of its Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Funds participate on an equitable basis.

Each Fund’s fundamental investment restrictions and/or non-fundamental policies limit (or will limit) borrowings to no more than is permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission or its staff. The InterFund Program would permit a Fund to lend to another Fund on an unsecured basis only if the borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing. If the total outstanding borrowings of the borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending Fund could lend only on a secured basis. Under current investment restrictions and/or non-fundamental policies, each Fund’s lending activities are also limited. The Funds may only lend to the extent currently permitted by the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission or its staff, or to a lesser extent as set forth in their respective registration statements. Prior to making any loan or borrowing under the InterFund Program, the Adviser will seek approval of shareholders of any Fund it advises to the extent necessary to change restrictions to allow borrowing and lending pursuant to the InterFund Program. Amounts borrowed by each Fund, including any amount borrowed through the InterFund Program, must be consistent with the restrictions and/or policies applicable to each Fund at the time of the borrowing. The InterFund Program Team will verify with a portfolio manager of a borrowing Fund that a borrowing Fund must either have receivables, assets that mature, or liquid assets which will be sold so that the duration of any borrowings made under the InterFund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the InterFund Program. In addition, amounts borrowed through the proposed InterFund Program would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the borrowing Fund would pay interest on the borrowings, the borrowing Fund would not pay any fees in connection with any early repayment of an InterFund Loan. The Funds will not borrow from the proposed InterFund Program for leverage purposes.

No Fund may participate in the InterFund Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the InterFund Program in its registration statement on Form N-1A; and (iii) the Fund’s participation in the InterFund Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents.

IV. STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V. REQUEST FOR ORDER

In connection with the InterFund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

A.	Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The InterFund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.

On each business day when an Interfund Loan is to be made, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.

If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank borrowing; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the interfund lending agreement, which both (aa) entitles the lending Fund to call the InterFund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.

A Fund may borrow on an unsecured basis through the InterFund Program only if the relevant borrowing Fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund’s InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund’s total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Program only on a secured basis. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by the open-end Fund’s fundamental restriction or non-fundamental policy.

5.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan to Funds at least equal to 102% of the outstanding principal value of the InterFund Loans.

6.

No Fund may lend to another Fund through the InterFund Program if the loan would cause the lending Fund’s aggregate outstanding loans through the InterFund Program to exceed 15% of its current net assets at the time of the loan.

7.	A Fund’s InterFund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

8.

The duration of InterFund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.

A Fund’s borrowings through the InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.

10.	Each InterFund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.	A Fund’s participation in the InterFund Program must be consistent with its investment objectives, policies, limitations, and organizational documents.

12.

The InterFund Program Team will calculate total Fund borrowing and lending demand through the InterFund Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager. The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The InterFund Program Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.

The InterFund Program Team will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Board of each Fund concerning the participation of the Funds in the InterFund Program and the terms and other conditions of any extensions of credit under the InterFund Program.

14.

Each Fund’s Board, including a majority of its Independent Board Members, will (i) review, no less frequently than quarterly, the participation of each Fund it oversees in the InterFund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan

Rate formula used to determine the interest rate on InterFund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Program by each Fund it oversees.

15.

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Board of each Fund in connection with the review required by conditions 13 and 14.

16.

In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans. The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.

The Adviser will prepare and submit to the Board for review an initial report describing the operations of the InterFund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the InterFund Program, the Adviser will report on the operations of the InterFund Program at the Board’s quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for each Fund’s Board each year that the Fund participates in the InterFund Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

a.	that the InterFund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

b.	compliance with the collateral requirements as set forth in the Application;

c.	compliance with the percentage limitations on interfund borrowing and lending;

d.	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund; and

e.	that the InterFund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the InterFund Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

18.

No Fund will participate in the InterFund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement on Form N-1A (or any successor form adopted by the Commission) all material facts about its intended participation.

VI. SUPPORT OF THE EXEMPTION

A.	Precedents

The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application: e.g., Pioneer Bond Fund, et al., Investment Company Act Release No. 28144 (Feb. 5, 2008) (notice), and 28182 (Mar. 4, 2008) (order) (the “Pioneer Order”); Northern Funds, Investment Company Act Release No. 29368 (July 23, 2010) (notice), and 29381 (Aug. 18, 2010) (order) (the “Northern Funds Order”), MFS Series Trust I et al., Investment Company Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order”); Principal Funds, Inc., Investment Company Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order”); John Hancock Variable Insurance Trust et al., Investment Company Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order”); Fidelity Aberdeen Street Trust et al., Investment Company Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order”), DFS Investment Dimensions Group Inc. et al., Investment Company Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (“DFS Order”), Vanguard Admiral Funds, et al., Investment Company Act Release Nos. 31021 (Apr. 17, 2014) (notice), and 31044 (May 13, 2014) (order) (the “Vanguard Order”); Ivy Funds et al., Investment Company Act Release Nos. 31068 (June 2, 2014) (notice), and 31138 (June 30, 2014) (order) (the “Ivy Order”); BMO Funds, Inc., et al., Investment Company Act Release Nos. 31146 (July 2, 2014) (notice), and 31193 (July 30, 2014) (order) (the “BMO Order”); JNL Series Trust, et al., Investment Company Act Release Nos. 31261 (Sept. 24, 2014) Notice), and 31297 (Oct. 20, 2014) (order) (the “JNL Order”); PNC Funds, et al., Investment Company Act Release Nos. 31976 (Feb. 1, 2016) (notice), and 32010 (Feb. 29, 2016) (order) (the “PNC Order”); AMCAP Fund, et al., Investment Company Act Release Nos. 32049 (Mar.

24, 2016) (notice), and 32077 (Apr. 19, 2016) (order) (the “AMCAP Order”); Bridge Builder Trust, et al., Investment Company Act Release Nos. 32103 (May 4, 2016) (notice), and 32135 (June 1, 2016) (order) (the “Bridge Builder Order”); TCW Alternative Funds, et al., Investment Company Act Release Nos. 32113 (May 11, 2016) (notice), and 32141 (June 7, 2016) (order) (the “TCW Order”); and Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 32115 (May 16, 2016) (notice), and 32148 (June 13, 2016) (order) (the “Nationwide Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a “purchase” by the lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5. The Pioneer Order, Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order, JNL Order, PNC Order, AMCAP Order, Bridge Builder Order, TCW Order and Nationwide Order in particular, are very strong precedent for the relief requested by Applicants in so far as the process used in those applications to administer interfund loans are indistinguishable from that which Applicants propose to use. The Pioneer Order, Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order, JNL Order, PNC Order, AMCAP Order, Bridge Builder Order, TCW Order and Nationwide Order also each grant relief from Section 17(a)(2), as would the present application.

B.	Statements in Support of Application

The proposed InterFund Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than their receipt of its fees under the investment management and administrative agreements with each Fund, the Adviser has no pecuniary or other stake in the InterFund Program.

Before the Funds participate in the proposed InterFund Program, the Independent Board Members will carefully consider the benefits and possible additional risks to the Funds as a result of their participation in the proposed InterFund Program and conclude that participation in the proposed InterFund Program would be in the best interests of the Funds. The Independent Board Members of any Fund that determines to participate in the proposed InterFund Program in the future would be required to make a similar determination before such Fund could participate in the proposed InterFund Program. As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the InterFund Program as required by condition 14, the Board of each Fund, including a majority of the Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

The significant benefits to be derived from participation in the InterFund Program will be shared both by lending Funds and borrowing Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements or other short-term investments and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts. InterFund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made. (It is not anticipated that the InterFund Program Team will compare rates on days when no lending or borrowing will be necessary.) A Fund could participate in the proposed InterFund Program only if the InterFund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on InterFund Loans would be de minimis given the asset coverage requirements for any InterFund Loan, the liquid nature of most Fund assets, and the conditions governing the InterFund Program.

The InterFund Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

A Fund will be able to borrow under the InterFund Program on an unsecured basis only if its total outstanding borrowings immediately after the interfund borrowings are 10% or less of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its InterFund Loans also would be secured on the same basis. A Fund could borrow under the InterFund Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of it assets. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan to Funds at least equal to 102% of the outstanding principal value of the InterFund Loans.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed below, any InterFund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to the Funds. In the great majority of cases, a Fund would extend an InterFund Loan only if the borrower’s total outstanding borrowings immediately after the InterFund Loan are 10% or less of its assets (1000% asset coverage). In the relatively few instances when a Fund would extend an InterFund Loan to a borrower with outstanding loans immediately after the InterFund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all InterFund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan. In addition, the maturity of an InterFund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all InterFund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call InterFund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the InterFund Program, Applicants believe InterFund Loans to be comparable in credit quality to other high quality money market instruments. Because Applicants believe that the risk of default on InterFund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for InterFund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the InterFund Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured InterFund Loans, (iii) the demand feature of InterFund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the InterFund Program Team subject to the oversight of the Independent Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund. In the event an InterFund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the InterFund Loan Agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will act as arbitrator of disputes concerning InterFund Loans and will have binding authority to resolve any disputes promptly. In the event that the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Adviser, through the InterFund Program Team, would administer the InterFund Program as a disinterested fiduciary and would receive no additional compensation in connection with the InterFund Program. This means the InterFund Program Team will not collect any additional fees in connection with the administration of the InterFund Program (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the InterFund Program).

The InterFund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Under the InterFund Program, the Funds would not negotiate interest rates between themselves and neither the Adviser nor the InterFund Program Team would set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Fund’s Board which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the InterFund Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for InterFund Loans and the amount of interfund borrowing demand would be determined by the InterFund Program Team. As discussed above, the InterFund Program Team will accumulate data at least once on each business day on the Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The InterFund Program Team operates and would continue to operate independently of the Funds’ portfolio managers. The InterFund Program Team would not solicit cash for the InterFund Program from any Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the InterFund Program Team. The InterFund Program Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the InterFund Program Team. The InterFund Program Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or return remaining amounts to the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain InterFund Loans. Applicants anticipate that, whenever the InterFund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending would typically exceed the demand from borrowing Funds.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.

The Adviser is the manager of each Fund, there is significant overlap of trustees, directors and/or principal officers among the Funds, and in the future, newly organized Funds may have many of the same trustees, directors and/or principal officers as the currently existing Funds. Although the power of the trustees, directors, managers and officers of the Funds arises solely as a result of their official positions with the Funds, in view of the overlap of trustees, directors, managers and/or officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having the Adviser as their common investment adviser.

Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).

For the reasons set out below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act have been satisfied by the Applicants.

1.	The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the InterFund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, interest rates for all InterFund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the InterFund Program Team and matched on an equitable basis pursuant to procedures approved by the Fund’s Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2.	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and InterFund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment restrictions, policies and limitations of the respective Funds eligible to participate in the InterFund Program. If and to the extent necessary, certain Funds may seek shareholder approval of any changes in their fundamental investment limitations necessary to allow their participation in the InterFund Program if the relief requested herein is granted.

3.	The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of InterFund Loans to unduly increase the speculative nature of any Fund. Each InterFund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities. These are marked to market securities that are not speculative. A Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the InterFund Loans could not be used to increase the speculative character of the borrowing Fund. Therefore, the proposed InterFund Program is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each InterFund Loan will be fair to each Fund and will be preferable to either investing in Short-Term Investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would disclose all material information regarding the InterFund Program in its registration statement as long as the Fund participates in the InterFund Program.

The InterFund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act. To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans. The proposed transactions do not raise such concerns because (i) the Adviser, through the InterFund Program Team members, would administer the InterFund Program as disinterested fiduciary as part of its duties under the investment management and administrative agreements with each Fund; (ii) all InterFund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the InterFund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through short-term repurchase agreements or certain other short-term investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed InterFund Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed InterFund Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an InterFund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of securities to secure an InterFund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds’ participation in the proposed InterFund Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an InterFund Loan will be available solely to secure repayment of such InterFund Loan.

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act. Furthermore, Applicants submit that the proposed InterFund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed InterFund Program is to provide economic benefits for all the participating Funds and their shareholders. The Adviser, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciary and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and the Adviser will receive no additional compensation for its services in administering the InterFund Program. There would be no duplicative costs or fees to the Funds or their shareholders.

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed InterFund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed InterFund Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.8 For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the InterFund Program would not involve overreaching or an unfair advantage. Furthermore, the InterFund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental

[8]	See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

investment limitations. Thus, each Fund’s participation in the proposed InterFund Program would be on terms that are no less advantageous than that of other participating Funds.

Exemption from Section 18(f)(1) of the 1940 Act.

Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the InterFund Program (because the lending Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company….” Applicants seek exemption from this provision only to the limited extent necessary to allow an open-end Fund to borrow through the InterFund Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing open-end Fund. Collateralized borrowings under the InterFund Program would require at least a three to one ratio of asset coverage to debt. The open-end Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the open-end Fund, including the combined InterFund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the open-end Funds to borrow from other Funds pursuant to the proposed InterFund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.9

VII. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Funds in the InterFund Program would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

[9]

To the extent the Federal Reserve Board’s Regulation U (12 CFR 221) is deemed to be applicable to the lending Funds making InterFund Loans pursuant to the InterFund Program, the Applicants hereby confirm that such lending Funds will rely on and comply with the conditions of FRB Interpretive Letter/Ruling No. 5-884.65, Nov. 4, 1987.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as follows:

333 West Wacker Drive

Chicago, Illinois 60606

Applicants further state that all written or oral communications concerning this application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorization required by Rule 0-2(c) under the 1940 Act is included in this application as Exhibit A-2. The Verifications required by Rule 0-2(d) under the 1940 Act are included in this application as Exhibits B-1 through B-3.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

[Remainder of page intentionally left blank.]

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 1st day of July, 2016 except as otherwise noted.

EACH INVESTMENT COMPANY LISTED IN
EXHIBIT A-1 TO THE APPLICATION

By: /s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Chief Administrative Officer

NUVEEN FUND ADVISORS, LLC

By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title: Executive Vice President

Exhibit Index

Exhibit No.

A-1 Schedule of Investment Companies

A-2 Authorizing Resolutions

B-1 Verification of the Investment Companies

B-2 Verification of Nuveen Fund Advisors, LLC

Exhibit A-1

SCHEDULE OF INVESTMENT COMPANIES

Nuveen All Cap Energy MLP Opportunities Fund

Nuveen AMT-Free Municipal Income Fund

Nuveen AMT-Free Municipal Value Fund

Nuveen Arizona Premium Income Municipal Fund

Nuveen Build America Bond Fund

Nuveen Build America Bond Opportunity Fund

Nuveen California AMT-Free Municipal Income Fund

Nuveen California Dividend Advantage Municipal Fund

Nuveen California Dividend Advantage Municipal Fund 2

Nuveen California Dividend Advantage Municipal Fund 3

Nuveen California Municipal Value Fund 2

Nuveen California Municipal Value Fund, Inc.

Nuveen California Select Tax-Free Income Portfolio

Nuveen Connecticut Premium Income Municipal Fund

Nuveen Core Equity Alpha Fund

Nuveen Credit Strategies Income Fund

Nuveen Diversified Dividend and Income Fund

Nuveen Dividend Advantage Municipal Fund

Nuveen Dow 30SM Dynamic Overwrite Fund

Nuveen Energy MLP Total Return Fund

Nuveen Enhanced AMT-Free Municipal Credit Opportunities Fund

Nuveen Enhanced Municipal Credit Opportunities Fund

Nuveen Enhanced Municipal Value Fund

Nuveen Flexible Investment Income Fund

Nuveen Floating Rate Income Fund

Nuveen Floating Rate Income Opportunity Fund

Nuveen Georgia Dividend Advantage Municipal Fund 2

Nuveen Global High Income Fund

Nuveen Global Equity Income Fund

Nuveen High Income 2020 Target Term Fund

Nuveen High Income December 2018 Target Term Fund

Nuveen High Income December 2019 Target Term Fund

Nuveen Intermediate Duration Municipal Term Fund

Nuveen Intermediate Duration Quality Municipal Term Fund

Nuveen Investment Funds, Inc.

Nuveen Investment Quality Municipal Fund, Inc.

Nuveen Investment Trust

Nuveen Investment Trust II

Nuveen Investment Trust III

Nuveen Investment Trust V

Nuveen Managed Accounts Portfolios Trust

Nuveen Maryland Premium Income Municipal Fund

Nuveen Massachusetts Premium Income Municipal Fund

Nuveen Michigan Quality Income Municipal Fund

Nuveen Minnesota Municipal Income Fund

Nuveen Missouri Premium Income Municipal Fund

Nuveen Mortgage Opportunity Term Fund 2

Nuveen Mortgage Opportunity Term Fund

Nuveen Multi-Market Income Fund

Nuveen Multistate Trust I

Nuveen Multistate Trust II

Nuveen Multistate Trust III

Nuveen Multistate Trust IV

Nuveen Municipal 2021 Target Term Fund

Nuveen Municipal High Income Opportunity Fund

Nuveen Municipal Income Fund, Inc.

Nuveen Municipal Market Opportunity Fund, Inc.

Nuveen Municipal Trust

Nuveen Municipal Value Fund, Inc.

Nuveen NASDAQ 100 Dynamic Overwrite Fund

Nuveen New Jersey Dividend Advantage Municipal Fund

Nuveen New Jersey Municipal Value Fund

Nuveen New York AMT-Free Municipal Income Fund

Nuveen New York Dividend Advantage Municipal Fund

Nuveen New York Municipal Value Fund 2

Nuveen New York Municipal Value Fund, Inc.

Nuveen New York Select Tax-Free Income Portfolio

Nuveen North Carolina Premium Income Municipal Fund

Nuveen Ohio Quality Income Municipal Fund

Nuveen Pennsylvania Investment Quality Municipal Fund

Nuveen Pennsylvania Municipal Value Fund

Nuveen Performance Plus Municipal Fund, Inc.

Nuveen Preferred and Income Term Fund

Nuveen Preferred Income Opportunities Fund

Nuveen Preferred Securities Income Fund

Nuveen Premier Municipal Income Fund, Inc.

Nuveen Premium Income Municipal Fund, Inc.

Nuveen Premium Income Municipal Fund 2, Inc.

Nuveen Real Asset Income and Growth Fund

Nuveen Real Estate Income Fund

Nuveen S&P 500 Buy-Write Income Fund

Nuveen S&P 500 Dynamic Overwrite Fund

Nuveen Select Maturities Municipal Fund

Nuveen Select Quality Municipal Fund, Inc.

Nuveen Select Tax-Free Income Portfolio

Nuveen Select Tax-Free Income Portfolio 2

Nuveen Select Tax-Free Income Portfolio 3

Nuveen Senior Income Fund

Nuveen Short Duration Credit Opportunities Fund

Nuveen Strategy Funds, Inc.

Nuveen Tax-Advantaged Dividend Growth Fund

Nuveen Tax-Advantaged Total Return Strategy Fund

Nuveen Texas Quality Income Municipal Fund

Nuveen Virginia Premium Income Municipal Fund

Diversified Real Asset Income Fund

Exhibit A-2

AUTHORIZING RESOLUTIONS

Resolutions Adopted By the Board of each Fund:

WHEREAS, the Board of each Fund desires to authorize the Fund to jointly apply to the Securities and Exchange Commission (the “Commission”) with the other Funds for exemptive relief necessary to permit one Fund to lend money to another Fund under specified conditions, as described at the meeting; and

WHEREAS, the Funds shall not lend to or borrow from each other as a general matter until the Board has approved procedures to govern such lending and borrowing and generally authorized such lending and borrowing to occur.

NOW, THEREFORE, BE IT RESOLVED, that the Board of each Fund hereby authorizes and directs the officers of such Fund, with assistance from the Fund’s legal counsel or others as may be required, to prepare and file, on behalf of the Fund, an application with the Commission for exemptive relief (the “Application”) requesting an order under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act, and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Fund that will allow the Fund, on behalf of each of its series, as applicable, to engage in interfund lending, in a form satisfactory to such officers and counsel to the Fund, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and

FURTHER RESOLVED, that the proper officers of each Fund are authorized and empowered to take such further actions, to execute and deliver such other documents, to pay such expenses and to do such other acts and things, in the name and on behalf of each Fund, as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the filing of the Application and any amendments thereto, and all related exhibits, on behalf of each Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such document by any officers to be conclusive evidence that the same has been authorized by this resolution.

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated July 1, 2016, for and on behalf of each investment company listed in Exhibit A-1 to the Application; (ii) that he is the Chief Administrative Officer of each such investment company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EACH INVESTMENT COMPANY LISTED IN
EXHIBIT A-1 TO THE APPLICATION

By: /s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Chief Administrative Officer

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated July 1, 2016, for and on behalf of Nuveen Fund Advisors, LLC; (ii) that he is an Executive Vice President of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN FUND ADVISORS, LLC

By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title: Executive Vice President